May 12, 2008

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Emphasys Medical, Inc.

Registration Statement on Form S-1 (File No. 333-146226)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-146226 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 21, 2007.

At this time, due to current public market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant actively offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. We further request that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Edward Y. Kim of Heller Ehrman LLP, outside counsel for the Registrant, at (650) 324-7000.

Sincerely,

EMPHASYS MEDICAL, INC.

/s/ MARK A. MURRAY
Mark A. Murray
Chief Financial Officer